Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

Subject Company’s Exchange Act File No.: 1-9759

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC’s directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

***

F.W. Corrigan

Executive Vice President

Date: January 27, 2004

To: All Cargill Crop Nutrition Employees

From: Fritz Corrigan

I am pleased to announce that we have signed a definitive agreement with IMC Global to combine our global crop nutrition production and distribution operations with IMC to create a new, publicly traded company.

This is an exciting opportunity for all of us. The combination will create a stronger, more efficient, full-service company. For the first time, we will be able to offer customers a complete line of all three major crop nutrients. This will create opportunities for greater efficiency that will allow us to help our customers reduce transportation and logistics costs.

We will be marking another first as well. As a publicly held company, we will be the first Cargill business to have access to the public equity markets and new sources of capital to grow the business. Cargill will be a majority shareholder in the new venture with roughly two-thirds of the stock. The current IMC shareholders will own the remaining third.

The combination of these two businesses will bring a lot of changes for all of us, but I can assure you that some things will not change — our ethics, our values and our focus on the customer. I believe that our four performance measures of engaged employees, satisfied customers, enriched communities and profitable growth will be more important than ever in the months and years ahead.

Each of you has been instrumental in making Cargill’s fertilizer operations among the most successful in the industry. You have earned the respect of our customers and communities for our customer service, quality products, ethical business practices, strong environmental stewardship, community service and financial stability. The combination of Cargill Crop Nutrition and IMC offers us, as employees, the opportunity to build on that strong foundation to create a dynamic, new organization with significant growth opportunities.

We hope to be able to close the transaction and begin the real work of integrating our two organizations in about six months. There is a lot that will be happening between now and then. The transaction is subject to the approval of IMCs current shareholders. We also expect it will be reviewed by regulatory authorities in Brazil, Canada, China and the United States and potentially other countries as well. We

Delivery Address 15615 McGinty Road West Wayzata, MN 55391-2398	Mail Address P.O. Box 5724 Minneapolis, MN 55440-5724	Tel 952-742-5262 Fax 952-742-6215

will be cooperating fully with those reviews, but at this point we do not know exactly how long the process will take.

In the meantime, it’s vitally important that both companies continue to operate independently of each other. Until the regulatory authorities approve the transaction, it is business as usual. We have mines and plants to run and customers to serve. That needs to be our focus.

The combination of the two businesses presents us with a multitude of challenges and opportunities. In merging the two organizations, our goal is to have the most qualified people in every job in every location. To be successful, we need to make sure that we are running the most efficient fertilizer business in the industry. Although our production facilities are complementary, there will be duplication in some areas. We will try to move as quickly as possible to make staffing and other key decisions and will keep you informed as we move ahead.

I’m sure that you have a lot of questions. We’ve tried to anticipate them and provide as many answers as we can in the attached Q & A. Please contact your manager if you have additional questions or need help answering questions from family members, neighbors, customers or other business associates. We also have created a new web site where we will post new information on the transaction and where you can post any questions you might have at http://cargill-imc.cargill.com/.

We need you to help us successfully blend the best of these two organizations. I look forward to working with you to make the most of this great opportunity to create the new global leader in nourishing crops.

/s/ F.W. Corrigan

* * *

Combining Cargill Crop Nutrition with IMC Global

1/27/04

1) Why is Cargill doing this?

By combining our operations with IMC Global, we will significantly grow and diversify our crop nutrition business. We will have more facilities and, for the first time, we will be able to offer customers a complete line of all three major crop nutrients. That will allow us to expand the breadth and range of products and services we can provide.

In addition, we believe that by combining the strengths of Cargill Crop Nutrition and IMC, and capturing the resulting synergies, we can make this new company one of the most efficient fertilizer companies in the world.

As a result, the combination offers us, as employees, the opportunity to build a dynamic, new organization with significant growth opportunities.

2) Is this an acquisition of IMC by Cargill?

No. Cargill Crop Nutrition and IMC will combine to form a new, publicly traded company. Cargill would become the majority shareholder in the new company with 66.5 percent of the equity. IMC’s common shareholders would own the remaining 33.5 percent.

The new company will have an 11-member board of directors, a majority of whom would be independent. Cargill would appoint seven members, including the chairman, and IMC would appoint four. Cargill also has the right to select the chairman, chief executive officer and president of this new company.

Our goal is to capture the collective talent and experience of employees in both companies as well as best practices in mining and reclamation, crop nutrient production and distribution, customer service, crop production advisory services, environmental stewardship, employee safety and community involvement.

3) Why doesn’t Cargill just buy IMC?

This is a very capital-intensive industry, and there is a lot of competition for capital among Cargill’s 90-plus business units. It has become clear to us that if we are to grow this business, we need to be able to tap the public equity markets. We will be able to do that as a publicly traded company, something we could not do as part of Cargill.

4) Is Cargill doing this to avoid potential future liabilities that could arise from phosphate mining?

No. The combination is intended to enhance our long-term position in the global fertilizer market. This is a unique opportunity to expand the range and breadth of products and services we can offer customers. The fact that Cargill will be the majority shareholder in this new company underscores Cargill’s confidence in the future of the fertilizer industry and our place in it.

5) Is this the first step toward Cargill going public?

No. We believe there are some unique opportunities for this business right now. We do not have any plans to take any other business units public at this time.

6) There has been some speculation that IMC, burdened by its heavy debt load, has been headed for bankruptcy. Why doesn’t Cargill wait until that happens when it could potentially get a bargain?

It’s no secret that our industry, especially the phosphate side, has been going through some wrenching adjustments in recent years, but we don’t believe IMC’s situation is anywhere near bankruptcy. In any case, a bankruptcy would be disruptive, damaging to on-going operations and unlikely to create real opportunities for a better overall bargain. It would be very turbulent for the industry and potentially could create serious problems for fertilizer users.

We are very optimistic about the future. We believe that this is and will remain a very good business. By combining the strengths of Cargill Crop Nutrition and IMC, we can create a more diversified and efficient company that is better positioned to deliver high quality, competitively priced crop nutrients and services to customers around the world.

7) What is included in the new company?

The new company will combine all of IMC’s phosphate and potash operations with Cargill Crop Nutrition’s phosphate and nitrogen production and global distribution operations.

The new company’s operations would include Cargill’s phosphate mining and production in central Florida and our global crop nutrition distribution operations as well as our partnership in Saskferco and equity interests in Fosfertil in Brazil and Yunnan in China. IMC will contribute its phosphate mining and production operations in central Florida and Louisiana as well as its potash mining and production operations in Saskatchewan, Michigan and New Mexico. Cargill’s retail fertilizer operations will not be part of the new company.

8) What will the new company be called?

We don’t have a name for the new company yet. It’s important to remember that we are developing a new brand for the company, not just a new name and logo. We will be putting together a team shortly to work on this aspect of the transition to a new company.

9) Will the new company assume the balance sheets of both companies?

Yes. Cargill Crop Nutrition will contribute its assets and approximately $50 million in debt. IMC will contribute its assets and about $2.1 billion in debt.

10) Is that a heavy debt load for the new company to carry?

We believe the combination of Cargill Crop Nutrition and IMC creates a financially stronger and more flexible company. The new company will have an estimated $4.1 billion in annual revenues, profitable business platforms in the three major crop nutrients and a strong balance sheet, which will give us the financial strength and resources to succeed in an increasingly competitive global market. With the additional profit-generating assets, the new company will have the ability to service and pay down its debt.

We believe there are compelling synergies that the combined company would be able to realize.

11) What are those synergies?

First and most important, our goal is to capture the best of the collective talent and experience of employees in both companies as well as best practices in mining and reclamation, crop nutrient production and distribution, customer service, crop production advisory services, environmental stewardship, employee safety and community involvement.

We expect to be able to save costs by optimizing mining, manufacturing, purchasing, transportation and logistics activities, and by eliminating duplicative overhead costs.

12) How many employees will the new company have? Will layoffs be part of the new company’s cost-saving efforts?

Cargill Crop Nutrition currently employs about 3,200 employees worldwide in 17 countries. IMC employs about 5,000 in North America. In merging the two organizations, our goal is to ensure that we have the most qualified people in every job in every location. To succeed in an increasingly competitive global market, we need to make sure that we are running the most efficient fertilizer business in the industry. Although our production facilities are complementary, there will be duplication in some areas. It’s too early to make predictions about potential job losses or staffing levels, but we do expect that we will need to do some streamlining. We hope to make those decisions as quickly as possible.

13) What’s the timing? When do you expect to make decisions about who will be working for the new company?

There are still several steps ahead of us before we can form the new company. We need to get the approval of IMC’s current shareholders. In addition, the transaction will be subject to regulatory review in Brazil, Canada, China, the United States and potentially other countries as well. We will not be able to move very far ahead in building our new organization until we have received approval from the relevant government agencies. We hope to move these approval processes along as quickly as possible. In the meantime, both companies will continue to operate independently.

14) Who will be on the new management team?

Fritz Corrigan, who currently is a Cargill executive vice president, will be leaving Cargill to become the chief executive officer and president of the new company. The other members of the new management team have not yet been selected.

15) Where will the new company be headquartered?

We haven’t made that decision yet.

Relationships with customers, suppliers, Cargill & IMC

16) What should we tell our customers?

Until we have regulatory approval and the approval of IMC’s shareholders, both companies will continue to operate independently.

In the future, we believe customers will benefit from the merger in several ways:

•	Customers will have increased access to a broader range of crop nutrients, delivery and crop nutrition services tailored to their individual needs.

•	A more robust and efficient distribution system will allow us to provide better transportation options to customers around the world. With the new company, we will be able to capitalize on synergies in warehousing and transportation to enhance delivery of products and services from multiple supply points.

17) Should we still operate as separate companies or should I start working together with IMC?

What we announced January 27 is a proposed combination of the two companies. Until the transaction is finalized in about six months or so, it’s vitally important that both companies continue to operate completely independent of each other. Nothing changes. We have mines and plants to run and customers to serve. That needs to be our focus.

18) After the two companies are combined, will we still have access to Cargill’s market insights and customer relationships? Will we be able to benefit from the collaboration with other Cargill business units? Will we still be able to rely on Cargill corporate services like Law or Treasury?

This is an area we will be studying very closely in the next few months. We realize that there have been a lot of benefits from our association with Cargill. We will be looking at a number of areas to see whether we can develop new contractual relationships with Cargill where it makes sense. We want to be able to capitalize on our relationships with Cargill for the benefit of Cargill and the new company.

19) What kind of relationship will we have with Cargill’s retail fertilizer operations around the world?

Cargill’s retail fertilizer operations are valued customers. As with all other customers, we earn their business by providing quality products and superior service.

Employment policies and benefits

20) Will I have to apply for a job with the new company?

We haven’t yet determined what the process will be. One of our top priorities as we wait for regulatory approval is to more clearly define the employment policies and benefits packages that the new company will offer. This is not an acquisition, and we will be jointly developing these new plans with IMC.

21) If I accept a job with the new company, will I still be a Cargill employee?

No. You will become an employee of the new company.

22) What happens to my Cargill pension?

If you have five or more years of continuous service with Cargill, you are vested in Cargill’s pension plan. The amount of your Cargill pension will be based on your credited service on the date that you transfer to the new company. If you are a nonunion employee with fewer than five years of service with Cargill, service with the new company will count toward vesting in the Cargill plan. Service with the new company also will count toward eligibility for early retirement.

Payment usually begins when you reach age 65. However, if you are a salaried employee and have at least 15 years of continuous service when you transfer to the new company, you can choose to have payments begin any time after you reach age 55, but the monthly payments will be lower than if you wait until age 65.

23) What happens to my 401(k)?

Because Cargill will own about two-thirds of the new company, IRS rules say that your account will remain invested in Cargill’s 401(k) plan until you leave the new company.

24) What happens if I have an outstanding loan from my 401(k)?

You will be able to continue making monthly loan payments, if not through payroll deduction, then through automatic payments from your checking or savings account.

25) Will the new company offer a 401(k) program? If so, will it be the same as the Cargill program or will it be different?

This is another area that is a top priority for the Cargill and IMC management team. Both companies have made a commitment to work together to develop employee programs that are competitive within the industry and fair to all employees – whether they previously were Cargill or IMC employees.

26) Will my benefits stay the same?

We are still developing the new benefits program for the new company. We hope to be able to present the new package within the next few months.

27) Will I have to switch to a new medical plan?

We won’t have a definite answer until the benefits package is finalized.

28) Will the premiums change?

Our goal is to identify a cost-effective plan that minimizes the cost to our employees to the extent possible. We won’t be able to give you a definite answer on premiums until the benefits package is finalized.

29) I am taking classes under Cargill’s Tuition Reimbursement Plan. Can I still do that as an employee of the new company?

The Cargill and IMC management teams will look closely at this issue as the new policies and benefits packages are developed.

30) Will our vacation policies change?

We will look at the policies of both companies in making a decision about how the new company will handle vacation benefits.

31) What happens if I have earned vacation days at the time the new company is formed?

The new company will recognize and honor all earned vacation days.

32) Will my pay scale stay the same?

The compensation program for the new company is still being developed. We know that we have to be competitive to keep the talent we need to make this new venture successful.

33) What happens to my ESOP stock?

Your ESOP stock will remain in your account until you either retire or leave the new company. For nonunion employees, service with the new company will count toward vesting in the Cargill plan.

34) Will the new company count all of my years of service with Cargill for vacation, retirement and benefit purposes?

Our goal is to count service with Cargill for benefit purposes with the new company. But until the new company develops its own benefit plans, we won’t know exactly how this goal will be applied to every benefit plan.

35) What happens if I am not offered a job with the new company?

We will make a variety of resources available to you, including a severance package. We also will provide assistance to help you find a new job.

36) Can I get another job within Cargill if I do not want to join the new company?

At this point in time, it’s business as usual. Your job isn’t changing. We have mines and plants to run and customers to serve. If you want to discuss the possibility of looking for a job within Cargill, please talk to your manager.

37) Who should I talk to if I have more questions?

We know that there are more questions than answers at this point. We will keep you informed as decisions are made. Please check the new, dedicated web site at http://cargill-imc.cargill.com/ for updates. We also encourage you to post your questions there. If we don’t have the answer right away, we’ll get one for you.

***

Combining Cargill Crop Nutrition with IMC Global

1/27/04

1) Why is Cargill doing this?

By combining our operations with IMC Global, we will significantly grow and diversify our crop nutrition business. We will have more facilities and, for the first time, we will be able to offer customers a complete line of all three major crop nutrients. That will allow us to expand the breadth and range of products and services we can provide.

In addition, we believe that by combining the strengths of Cargill Crop Nutrition and IMC, and capturing the resulting synergies, we can make this new company one of the most efficient fertilizer companies in the world.

As a result, the combination offers us, as employees, the opportunity to build a dynamic, new organization with significant growth opportunities.

2) Is this an acquisition of IMC by Cargill?

No. Cargill Crop Nutrition and IMC will combine to form a new, publicly traded company. Cargill would become the majority shareholder in the new company with 66.5 percent of the equity. IMC’s common shareholders would own the remaining 33.5 percent.

The new company will have an 11-member board of directors, a majority of whom would be independent. Cargill would appoint seven members, including the chairman, and IMC would appoint four. Cargill also has the right to select the chairman, chief executive officer and president of this new company.

Our goal is to capture the collective talent and experience of employees in both companies as well as best practices in mining and reclamation, crop nutrient production and distribution, customer service, crop production advisory services, environmental stewardship, employee safety and community involvement.

3) Why doesn’t Cargill just buy IMC?

This is a very capital-intensive industry, and there is a lot of competition for capital among Cargill’s 90-plus business units. It has become clear to us that if we are to grow this business, we need to be able to tap the public equity markets. We will be able to do that as a publicly traded company, something we could not do as part of Cargill.

4) Is Cargill doing this to avoid potential future liabilities that could arise from phosphate mining?

No. The combination is intended to enhance our long-term position in the global fertilizer market. This is a unique opportunity to expand the range and breadth of products and services we can offer customers. The fact that Cargill will be the majority shareholder in this new company underscores Cargill’s confidence in the future of the fertilizer industry and our place in it.

5) Is this the first step toward Cargill going public?

No. We believe there are some unique opportunities for this business right now. We do not have any plans to take any other business units public at this time.

6) There has been some speculation that IMC, burdened by its heavy debt load, has been headed for bankruptcy. Why doesn’t Cargill wait until that happens when it could potentially get a bargain?

It’s no secret that our industry, especially the phosphate side, has been going through some wrenching adjustments in recent years, but we don’t believe IMC’s situation is anywhere near bankruptcy. In any case, a bankruptcy would be disruptive, damaging to on-going operations and unlikely to create real opportunities for a better overall bargain. It would be very turbulent for the industry and potentially could create serious problems for fertilizer users.

We are very optimistic about the future. We believe that this is and will remain a very good business. By combining the strengths of Cargill Crop Nutrition and IMC, we can create a more diversified and efficient company that is better positioned to deliver high quality, competitively priced crop nutrients and services to customers around the world.

7) What is included in the new company?

The new company will combine all of IMC’s phosphate and potash operations with Cargill Crop Nutrition’s phosphate and nitrogen production and global distribution operations.

The new company’s operations would include Cargill’s phosphate mining and production in central Florida and our global crop nutrition distribution operations as well as our partnership in Saskferco and equity interests in Fosfertil in Brazil and Yunnan in China. IMC will contribute its phosphate mining and production operations in central Florida and Louisiana as well as its potash mining and production operations in Saskatchewan, Michigan and New Mexico. Cargill’s retail fertilizer operations will not be part of the new company.

8) What will the new company be called?

We don’t have a name for the new company yet. It’s important to remember that we are developing a new brand for the company, not just a new name and logo. We will be putting together a team shortly to work on this aspect of the transition to a new company.

9) Will the new company assume the balance sheets of both companies?

Yes. Cargill Crop Nutrition will contribute its assets and approximately $50 million in debt. IMC will contribute its assets and about $2.1 billion in debt.

10) Is that a heavy debt load for the new company to carry?

We believe the combination of Cargill Crop Nutrition and IMC creates a financially stronger and more flexible company. The new company will have an estimated $4.1 billion in annual revenues, profitable business platforms in the three major crop nutrients and a strong balance sheet, which will give us the financial strength and resources to succeed in an increasingly competitive global market. With the additional profit-generating assets, the new company will have the ability to service and pay down its debt.

We believe there are compelling synergies that the combined company would be able to realize.

11) What are those synergies?

First and most important, our goal is to capture the best of the collective talent and experience of employees in both companies as well as best practices in mining and reclamation, crop nutrient production and distribution, customer service, crop production advisory services, environmental stewardship, employee safety and community involvement.

We expect to be able to save costs by optimizing mining, manufacturing, purchasing, transportation and logistics activities, and by eliminating duplicative overhead costs.

12) How many employees will the new company have? Will layoffs be part of the new company’s cost-saving efforts?

Cargill Crop Nutrition currently employs about 3,200 employees worldwide in 17 countries. IMC employs about 5,000 in North America. In merging the two organizations, our goal is to ensure that we have the most qualified people in every job in every location. To succeed in an increasingly competitive global market, we need to make sure that we are running the most efficient fertilizer business in the industry. Although our production facilities are complementary, there will be duplication in some areas. It’s too early to make predictions about potential job losses or staffing levels, but we do expect that we will need to do some streamlining. We hope to make those decisions as quickly as possible.

13) What’s the timing? When do you expect to make decisions about who will be working for the new company?

There are still several steps ahead of us before we can form the new company. We need to get the approval of IMC’s current shareholders. In addition, the transaction will be subject to regulatory review in Brazil, Canada, China, the United States and potentially other countries as well. We will not be able to move very far ahead in building our new organization until we have received approval from the relevant government agencies. We hope to move these approval processes along as quickly as possible. In the meantime, both companies will continue to operate independently.

14) Who will be on the new management team?

Fritz Corrigan, who currently is a Cargill executive vice president, will be leaving Cargill to become the chief executive officer and president of the new company. The other members of the new management team have not yet been selected.

15) Where will the new company be headquartered?

We haven’t made that decision yet.

Relationships with customers, suppliers, Cargill & IMC

16) What should we tell our customers?

Until we have regulatory approval and the approval of IMC’s shareholders, both companies will continue to operate independently.

In the future, we believe customers will benefit from the merger in several ways:

•	Customers will have increased access to a broader range of crop nutrients, delivery and crop nutrition services tailored to their individual needs.

•	A more robust and efficient distribution system will allow us to provide better transportation options to customers around the world. With the new company, we will be able to capitalize on synergies in warehousing and transportation to enhance delivery of products and services from multiple supply points.

17) Should we still operate as separate companies or should I start working together with IMC?

What we announced January 27 is a proposed combination of the two companies. Until the transaction is finalized in about six months or so, it’s vitally important that both companies continue to operate completely independent of each other. Nothing changes. We have mines and plants to run and customers to serve. That needs to be our focus.

18) After the two companies are combined, will we still have access to Cargill’s market insights and customer relationships? Will we be able to benefit from the collaboration with other Cargill business units? Will we still be able to rely on Cargill corporate services like Law or Treasury?

This is an area we will be studying very closely in the next few months. We realize that there have been a lot of benefits from our association with Cargill. We will be looking at a number of areas to see whether we can develop new contractual relationships with Cargill where it makes sense. We want to be able to capitalize on our relationships with Cargill for the benefit of Cargill and the new company.

19) What kind of relationship will we have with Cargill’s retail fertilizer operations around the world?

Cargill’s retail fertilizer operations are valued customers. As with all other customers, we earn their business by providing quality products and superior service.

Employment policies and benefits

20) Will I have to apply for a job with the new company?

We haven’t yet determined what the process will be. One of our top priorities as we wait for regulatory approval is to more clearly define the employment policies and benefits packages that the new company will offer. This is not an acquisition, and we will be jointly developing these new plans with IMC.

21) If I accept a job with the new company, will I still be a Cargill employee?

No. You will become an employee of the new company.

22) Will my benefits stay the same?

We are still developing the new benefits program for the new company. We hope to be able to present the new package within the next few months.

23) I am taking classes under Cargill’s Tuition Reimbursement Plan. Can I still do that as an employee of the new company?

The Cargill and IMC management teams will look closely at this issue as the new policies and benefits packages are developed.

24) Will our vacation policies change?

We will look at the policies of both companies in making a decision about how the new company will handle vacation benefits.

25) What happens if I have earned vacation days at the time the new company is formed?

The new company will recognize and honor all earned vacation days.

26) Will my pay scale stay the same?

The compensation program for the new company is still being developed. We know that we have to be competitive to keep the talent we need to make this new venture successful.

27) What happens if I am not offered a job with the new company?

We will make a variety of resources available to you, including a severance package. We also will provide assistance to help you find a new job.

28) Can I get another job within Cargill if I do not want to join the new company?

At this point in time, it’s business as usual. Your job isn’t changing. We have mines and plants to run and customers to serve. If you want to discuss the possibility of looking for a job within Cargill, please talk to your manager.

29) Who should I talk to if I have more questions?

We know that there are more questions than answers at this point. We will keep you informed as decisions are made. Please check the new, dedicated web site at http://cargill-imc.cargill.com/ for updates. We also encourage you to post your questions there. If we don’t have the answer right away, we’ll get one for you.

* * *